

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

VIA U.S. MAIL

Ki Nam
Chief Executive Officer
T3 Motion, Inc.
2990 Airway Avenue, Suite A
Costa Mesa, CA 92626

      Re: **T3 Motion, Inc.**
            Amendment No. 3 to the Registration Statement on Form S-1
            Filed April 6, 2011
            Amendment No. 4 to the Registration Statement on Form S-1
            Filed April 8, 2011
            Amendment No. 5 to the Registration Statement on Form S-1
            Filed April 11, 2011
            File No. 333-171163

Dear Mr. Nam:

      We have reviewed your response to our letter dated March 28, 2011 and have the following additional comments.

General

1. We note your response to prior comments 2 and 3 that the reverse stock split is to occur after the effectiveness of the registration statement. In this regard, please clearly indicate in the notes to the audited financial statements that the 1 for 10 reverse stock split is to be effected after the effectiveness of the registration statements and therefore, the historical share information contained in the audited financial statements do not assume the reverse stock split and accordingly have not be adjusted.

Certain prior investors who purchased our securities, page 19

2. Please revise to clarify, if true, that you have the agreements to remove the price-based, anti-dilution agreements referred to in the carryover paragraph on page 20 or, alternatively, revise to include a table of the additional dilution to your common shareholders based on the middle of the range.

Unaudited Pro Forma Consolidated Financial Information, page 24

Notes to Unaudited Pro Forma Consolidated Financial Information, page 29

3. Reference is made to footnote (8) and footnote (20). We note that prior to the closing of the offering, the company anticipates entering into agreements with the holders of Class G warrants for the purchase of 826,373 shares of the company's common stock, whereby the holders will waive the anti-dilution provisions in the warrant agreements which allow the exercise prices to reset to the price of a new issuance. In addition to being directly attributable to the transaction, the pro forma adjustment must also be factually supportable. Please tell us the evidence management has obtained that factually supports holders of Class G warrants will waive the anti-dilution provisions in the warrant agreements which allow the exercise prices to reset to the price of a new issuance which effectively will result in the reclassification of the derivative liabilities to additional paid-in capital. As part of your response and revised disclosure, please explain why the Class G warrant holders are willing to waive the anti-dilution provisions in the warrant agreements and whether any other form(s) of consideration will be exchanged as part of the waiver agreement.

4. Furthermore, please provide us with your calculation of the adjustment and whether the modification in warrant terms resulted in any additional expense. If not, please explain why.

5. Please tell us and revise your disclosures for footnotes (17), (19), (20) and (21), to provide how the amounts were calculated or determined. The level of detail presented should allow a reader to recalculate the adjustment.

Exhibit 5.1

6. We note that Amendment 5 contemplates that a share purchase warrant will be issued to the underwriters in lieu of Purchase Option Units. Please have counsel revise the legality opinion accordingly.

7. We note language in paragraph (i) that the shares of common stock included in the Purchase Option Units "have been . . . *to our knowledge*, reserved for issuance upon exercise of such Class H and I Warrants. . . ." (emphasis added).   It is unclear what prevents counsel from providing an unqualified opinion in this regard. Please have counsel remove this qualification from the opinion or advise.

8. We note that the legality opinion is limited to federal law and Delaware law but that the Share Purchase Warrants are governed by New York law.   Please have counsel either include New York law within the scope of the opinion or obtain an opinion of local counsel.

9. Investors are entitled to rely on the legality opinion. Accordingly, please have counsel remove the first sentence of the last paragraph.

Other

10. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

11. An updated accountant's consent should be included in any future amendments to your Form S-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (424) 239-1882
         Ryan S. Hong, Esq.
         LKP Global Law, LLP